March 23, 2005

Via U.S. Mail

Carolyn Tiffany
The Newkirk Master Limited Partnership
7 Bullfinch Place, Suite 500
Boston, MA  02114

RE:	The Newkirk Master Limited Partnership
      Supplemental Response Letter dated March 22, 2005
	re: Amended Schedule TO-I filed March 8, 2005
      File No. 005-79560

Ladies and Gentlemen:

	We note your response to each of our four prior comments 1. We do not agree with the analysis and conclusion set forth in your response letters. We have reviewed the arguments in support of the parties controlling the general partner not being required to file a Schedule TO-T and the consequent filing of a Schedule 14D-9 by the limited partnership. Because these parties control the general partner, and the tender offer is effectively being conducted on their behalf, we continue to believe that these parties are conducting a third-party tender offer. The provisions of Regulation 14D therefore apply to this tender offer. We also continue to believe that unitholders in the limited partnership are entitled to receive the additional information that would be included in the aforementioned filings. While the staff of the Division of Corporation Finance will not undertake any further review of the Schedule TO-I at this time, the staff comments described above remain outstanding.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 942-2920. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.

							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
							Acquisitions

cc: Elliot Press, Esq. (via fax: (212) 940-6621)